Ballard Power Systems Inc.

News Release

Ballard Ships Clean Energy Fuel Cell Modules For Use In Brazil UNDP-EMTU Bus Program
•	Adds to momentum in global adoption of fuel cell buses

For Immediate Release – January 12, 2012

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) confirmed that, as per its press release of November 2, 2011, the Company successfully shipped 3 of its 150-kilowatt FCvelocityTM-HD6 fuel cell power modules to TuttoTrasporti (TUTTO) of Brazil in December 2011.

TUTTO, the largest Brazilian integrator of hybrid transit buses, will be deploying the modules in buses as part of a UNDP-EMTU (United Nations Development Programme — Empresa Metropolitana de Transportes Urbanos) bus program. Under the program, United Nations funding is being provided to EMTU, which services the transportation needs of Sao Paulo, a city with a population of 11-million people. The new fuel cell-powered buses are expected to go into service in 2012.

In Sao Paulo, Brazil’s largest city, 3-million tons of greenhouse gases are emitted annually, 85% coming from vehicles. As a result, clean energy transportation is a high priority under the country’s National Plan on Climate Change.

Under Brazil’s National Plan on Climate Change – a set of inter-ministerial programs designed to cut emissions in the transportation, forestry, industrial and energy sectors – the government has committed to significant use of zero-emission transit technology. Initiatives will be implemented during the lead-up to the 2014 World Cup and 2016 Summer Olympic Games being held in that country, and beyond.

Larry Stapleton, Ballard’s Vice President of Sales said, “The UNDP-EMTU program is another important step toward a tipping point in the global volume of fuel cell bus orders. In combination with other recent announcements regarding growing fuel cell bus activities in North America, Europe as well as Brazil, 2012 will be a key year as we move toward fuel cell bus commercialization.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated sales volumes. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com